                                                               EXHIBIT 99.1

             PHOENIX INTERNATIONAL'S $56 MILLION EXPANSION ON TRACK

St-Laurent, October 15, 1999 - Speaking at a press conference today, Mr. Ian Lennox, new Chief Executive Officer of Phoenix International Life Sciences Inc. (NASDAQ NMS: 'PHXI'), announced that the new, state-of-the-art laboratory, which is expected to generate up to 450 jobs over the next 5 years, is on track. The building itself is almost complete, and over 100 new technical jobs have already been created.

Investissement-Quebec has contributed $1,650,000 Million (CDN) into the project and Mr. Bernard Landry, Vice-Premier, and Minister of State, Economy and Finance visited the company on Friday. Emploi-Quebec will also contribute $250,000 towards training.

"We are proud to continue our long-standing partnership with the Government of Quebec, which has been exceptional for both parties for over 10 years," said Lennox. Phoenix International has grown from a small, entrepreneurial company, to become the 5th largest Contract Research Organization in the world, employing over 1,000 in the Montreal area and 2,400 world-wide. "Phoenix intends to continue to build upon its solid reputation in Montreal," Lennox added, "to become the best clinical research company in the world."

Phoenix International provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries world-wide. Since beginning operations in 1989, Phoenix International has grown to over 2,400 employees world-wide, of whom 215 have either medical degrees or PhDs and over 240 have masters degrees.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

 For more information, contact:

 Richard Gareau, Director, Corporate Image and Communications
 Phoenix International Life Sciences Inc.
 Tel: (514) 333-0033, extension 4638
 E-mail: gareaur@pils.com